Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Triton Container International Limited:

We consent to the use in a mendment n o. 1 to the registration statement (No. 333-208757) on Form S-4 of Triton International Limited of our report dated February 5, 2016, with respect to the consolidated balance sheets of Triton Container International Limited as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2014 and related financial statement schedule, included t herein, and to the reference to our firm under the heading “Experts” in amendment no. 1 to the registration statement on Form S-4 of Triton International Limited.

/s/ KPMG LLP

San Francisco, California
February 5 , 2016